Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X  Form 40-F
                                       ---           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                   ---     ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the Company's report for the nine months ended September 30, 2003, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR
                THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the nine months ended September 30, 2003 and 2002 included elsewhere in this report.

General
-------

     The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the nine months period ended September 30, 2003 with a comparison to the unaudited consolidated financial results for the same nine months period in 2002.

     Currently the Company owns and operates eleven oceangoing vessels primarily in South America with additional operations between the Caribbean, United States, Europe, Far East and West Africa. One of our vessel is owned by Ultracape (Holdings) Ltd. ("Ultracape"), an affiliate company that was formed through an association between us and the AIG-GE Capital Latin America Infrastructure Fund L.P. ("LAIF") in 2002 of which we own 60%. The Company also charters three push boats and 69 wet and dry barges to UABL (Bahamas) Limited ("UABL"), a company that we formed in a joint venture with ACBL Hidrovias, Ltd. in October 2000 and which we own 50% of.

     During the first nine months of 2003 the Company employed a significant part of its fleet on time charter for different customers.

     During the first nine months of 2003, the international freight market maintained rates above those experienced in 2002.

     The Princess Susana and the Princess Marina were out of service undergoing mayor repairs during 25 days and 78 days and the Princess Pia and Princess Eva were out of service due to accidents for 42 days and 124 days, respectively, in the first nine months of 2003.

     In January 2003 the Company renewed the employment of our vessel Princess Katherine for another 11 months on a time charter contract.

     On March 13th the Princess Marina was delivered under a time charter for three years to the National Petroleum Company of Chile. As a requirement of this transaction the vessel was re-flagged and registered under the ownership of a related company which ownership shall return to us upon expiration of the charter, all the financial arrangements with DVB Nedship Bank (America) N.V., who finances the vessel remain in place.

     On March 11th, 2003 we entered into a Memorandum of Agreement, or MOA, under the standard format NSF 1993 to sell the Princess Sofia for a total price of $2.3 million. The vessel was delivered to its new owners on April 25th, 2003.

     On April 18th, 2003, the Alianza G1 suffered an accident in her main engine while the vessel was in transit from Argentina to Chile. As a result of this accident the crankshaft of the vessel was damaged requiring a significant repair to restore the engine to its full operational power. The Company settled with its hull and machinery insurers for a total compensation of $1.9 million in addition to which the Company agreed to receive $0.2 million from its loss of hire underwriters and entered into an agreement to sell the vessel for $2.5 million on August 11th 2003. The vessel was delivered to its new owners on September 17th 2003.

     On May 22th 2003 we entered into a MOA to sell the Princess Veronica for a total price of $2.0 million. The vessel was delivered to its new owners on June 5th, 2003.

     Our affiliate UABL (50% of which we hold through our unrestricted subsidiary UP River Holdings Ltd.) entered into loan agreements on February 27, 2003 with the International Finance Corporation, or "IFC", and Kreditanstalt Fur Wiederaufbau, or "KfW" with a repayment schedule that starts in June 2005 and continues until December 2011 in the case of the (A) tranche of the IFC Loan until December 2009 and in the case of the (B) tranche and the KFW Loan. IFC and KFW have agreed to provide a total of $40 million to finance the capital expenditures of UABL Limited over the next 3 years. The loans are provided under two separate agreements to wholly owned subsidiaries of UABL: UABL Barges (Panama) Inc. $30 million and UABL Paraguay S.A. $10 million. The agreements in connection with this financing impose restrictions on the ability of UABL to pay dividends or make other payments to its shareholders if UABL is in default of its obligations under the loan and require that in conjunction with ACBLH the Company retain control of UABL.

     On June 11th 2003 the Company entered into a share purchase agreement with IFC pursuant to which is the Company has agreed to sell 357 shares (the "Shares") representing approximately 7.14% of the total share capital of its unrestricted subsidiary UP River Holdings Ltd. ("UP River") for a total price of $5.0 million. In addition, IFC acquired the right to a proportionate share of payments under the Company's charterparty agreements with UABL dated October 18, 2000 and October 24, 2000. At the same time, the Company entered into a Shareholders Agreement with UP River, Inversiones Los Avellanos S.A. and IFC which was subsequently amended and restated as of August 12, 2003 to include Solimar Holdings Ltd. and LAIF as parties. Pursuant to the Amended and Restated Shareholders Agreement IFC has a limited right to put the Shares to UP River.

     On July 25th, 2003 the Company's option to repurchase 25,212 of its shares from Inversiones Los Avellanos S.A. for a total price of $0.9 million which expired in July 2003 was extended till July 31st 2004.

     On September 10th 2003 we entered into several MOA to purchase a total 20 dry river barges for a total price of $1.0. The Company will employ these barges under a time charter with UABL Ltd.

Revenue
-------

     The majority of the Company's oceangoing vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessel. Hire revenue accounted for 60% of the Company's total revenues for the nine months ended September 30, 2003.

     Also, the Company's vessels are employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 40% of the Company's total revenues for the nine months ended September 30, 2003.

     From the total revenues obtained from COA's during the first nine of 2003 38% were in respect of repetitive voyages for the Company's regular customers and 62% in respect of single voyages for occasional customers.

Expenses
--------

     When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

     The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., a Miami based affiliate of the Company, which provides ship management services for the Company's vessels ("Ravenscroft"). Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL Ltd. the Company has contracted the shipmanagement responsibilities to Lonehort Inc, an affiliate of UABL Ltd.

     Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

     The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A., another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine ("Oceanmarine") a monthly fee of $9,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

     The Company does not own any buildings and does not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

Foreign Currency Transactions
-----------------------------

     Substantially all of the Company's revenues are denominated in U.S. dollars, but 9% of the Company total revenues is denominated in US dollars but collected in Argentine pesos at the equivalent amount of US dollars at the payment date and 10% of our total out of pocket operating expenses are paid in Argentine pesos. However, the Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. The Company does not hedge its exposure to foreign currency fluctuations.

Inflation
---------

     The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

     Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Legal proceedings
-----------------

     On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against the Princess Susana and Noble Shipping Ltd. seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. (Ursa Shipping v. the Princess Susana, et al. Civil Action No. 03-CV-747(FLW).) The Princess Susana (the "Vessel") was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Vessel. On or about February 25, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. (Valero Marketing and Supply Co. v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints seek damages in excess of $9 million. Noble has taken the position that the claims are overstated.

     In connection with the above complaints, the Vessel was arrested. Security was posted by the Vessel owners' protection and indemnity insurers in the amount of $11.2 million and the Vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

     Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd. ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

     We believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

     On September 8th, 2003 the Argentine Supreme Court gave its final judgment in favour of the Company stating that the Province of Tierra del Fuego does not have a right to collect taxes over the freights earned by the Company outside the 3 nautical miles limit of their jurisdiction.

Results of Operations
---------------------

Nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

     The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                                                  Nine month ended                   Nine month ended
                                                  3* Quarter'03     September 30,    3* Quarter'02    September 30,
                                                                        2003                               2002
Freight revenues
   Attributable to wholly owned vessel                     5,941             22,052           6,834            16,914
   Attributable to wholly chartered-in vessel                  0                 42              72               908
                                                  --------------- ------------------ --------------- -----------------
                                Total                       5,941             22,094           6,906            17,822

Hire revenues
   Attributable to wholly owned vessel                    12,190             33,482          12,285            37,120
   Attributable to wholly chartered-in vessel                  0                  0               0                 0
                                                  --------------- ------------------ --------------- -----------------
                                Total                     12,190             33,482          12,285            37,120
                                                  --------------- ------------------ --------------- -----------------
                                Total Revenues            18,131             55,576          19,191            54,942
                                                  --------------- ------------------ --------------- -----------------

Voyage expenses
   Attributable to wholly owned vessel                   (3,630)           (10,348)         (2,617)           (6,110)
   Attributable to wholly chartered-in vessel                  0               (39)            (82)             (889)
                                                  --------------- ------------------ --------------- -----------------
                                Total                    (3,630)           (10,387)         (2,699)           (6,999)

Running cost                                             (7,242)           (22,201)         (6,803)          (20,179)

Amortization of dry-dock expense                         (1,639)            (5,774)         (2,383)           (6,734)

Depreciation of property and equipment                   (3,843)           (11,863)         (4,317)          (12,494)

Management fees and administrative expenses              (1,784)            (5,163)         (1,577)           (4,912)

Special exchange difference                                                                                   (2,704)

                                                  --------------- ------------------ --------------- -----------------
Operating profit (losses)                                    (7)                188           1,412               920

 Financial expense                                       (4,027)           (12,006)         (4,174)          (12,430)

Revenues

     Total revenues from freight net of commissions increased from $17.8 million in the first nine 2002 to $22.1 million in 2003, or an increase of 24%. This increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter operation of those vessels .

     Hire revenues net of commissions, decreased by 10% from $37.1 to $33.5 million. This decrease is attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter employment partially compensated by the time charter employment of the Princess Marisol and Cape Pampas, a new vessel we acquired in July 2002.

     The total of 103 days out of service experienced by our Princess Marina and Princess Susana due to major repairs, and Princess Eva and Princess Pia which were out of service due to accidents for 170 days during the first six months of 2003 negatively affected our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.5 million has been included as other income (outside our operational result)

     Operating profit for the first nine of 2003 was $ 0.2 million, a decrease of $0.7 million from the same period in 2002. This difference is mainly attributable to lower net earnings of our Panamax size vessels and our Alianza G1 some of which have been sold in the course of the year in addition to lower earnings of our Princess Marina primarily due to her repair period mentioned above, this negative effect has been partially counter balanced by better net earnings obtained by Alianza G3 and by our suezmax vessels and Cape Pampas. Part of our fleet has operated in dry cargo where market rates have experienced improvements in the last few months.

Voyage expenses

     The first nine months of 2003 voyage expenses were $10.3 million, as compared to $7.0 million for the first nine of 2002, an increase of $3.3 million, or 47%. The increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter employment and to a change in trading pattern of Princess Laura which was employed on shorter voyages between ports where the port costs are more significant.

Running costs

     Running costs increased by about 10%, to $22.2 million in the first nine months of 2003 as compared to $20.2 million in the equivalent 2002 period. This increase is mainly attributable to the Cape Pampas a new vessel incorporated in July 2002 and additional expenses incurred in our Panamax fleet.

Amortization of dry-dock expense

     Amortization of dry docking and special survey costs decreased by $0.9 million, or 13%, to $5.8 million in the first nine of 2003 as compared to $6.7 million in 2002. The decrease is primarily attributable to the portion of dry-docks accrued in the sold vessels Princess Fatima and Princess Veronica.

Depreciation of property and equipment

     Depreciation and amortization decreased by $0.6 million, or 5%, to $11.9 million in the first nine months of 2003 as compared to $12.5 million in 2002. This decrease is primarily due to the sale of the Princess Fatima and Princess Veronica partially compensated by an increase attributable to the purchase of the Cape Pampas.

Management fees and administrative expenses

     Management fees and administrative expenses were $4.9 million in the first nine months of 2002 as compared to $5.2 million in 2003. This increase of $0.3 million is attributable mainly to an increase in administrative expenses.

Interest expense

     Interest expense decreased by $0.4 million, or 3%, to $12.0 million in the first nine months of 2003 as compared to $12.4 million in 2002. The decrease is primarily attributable to the lower level of financial debt and consequential interest costs associated

Liquidity and Capital Resources

     The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The Company's subsidiaries have historically funded their vessel acquisitions through a combination loan notes of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of September 30, 2003, the Company had total indebtedness of $167.8 million, $135 million from the proceeds of the issuance of our 10 1/2% First Preferred Ship Mortgage Notes, due 2008, which we refer to as the Note, $2.0 million drawn under a revolving credit facilities from M&T Bank, the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $5.3 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $7.8 million in a senior loan facility with M&T Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel Princess Katherine, $9.9 million in a senior loan facility with Credit Agricole Indosuez for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas. The Company has revolving credit facilities of $0.5 million from the M&T Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans of $ 7.3 million.

     At September 30, 2003, the Company had cash and cash equivalents on hand of $15.0 million.

     The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities

     In the first nine months of 2003, the Company generated a positive $14.5 million in cash flow from operations compared to $17.5 million for in the same period in 2002. Net losses for the first nine of 2003 were $ 4.4 million which is $5.4 million less than net losses in the first nine months of 2002.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred, and adjusted by changes in working capital.

Investing Activities

     During the first nine months of 2003 our subsidiary UP Offshore Ltd Bahamas disbursed $5.0 million in advances to the yards contracted to build the new off shore vessels of this total the Company made Equity contribution to UP Offshore for a total of $1.9 million and the Company disbursed $1.0 million in the purchase of the new river barges compared to $16.7 million in the same period of 2002 in the purchase of the Cape Pampas and the Company disbursed $3.1 million in dry dock and major repair expenses, compared to $5.8 million in the same period of 2002. Also during the first nine of 2003 the Company received from the process of vessels sales a net of $6.7 million.

Financing Activities

     Net cash provided by financing activities decreased by $5.6 million. The decrease in cash provided by financing activities in first nine 2003 is mainly attributable to capital payments made during the first nine month for $4.8 million

Recent Developments

     On September 23rd 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Pia for a total price of $3.0 million. The vessel was delivered to its new owners on October 24th 2003.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

                                   (Unaudited)

                                          Contents                                                     Page
---------------------------------------------------------------------------------------------    -----------------

o        Financial Statements

         -        Condensed Consolidated Balance Sheets as of September 30, 2003 and 2002              - F-1 -

         -        Condensed Consolidated Statements of Income for the nine months periods ended
                   September 30, 2003 and 2002                                                         - F-2 -

         -        Condensed Consolidated Statements of Changes in Stockholders' Equity for the nine
                   months periods ended September 30, 2003 and 2002                                    - F-3 -

         -        Condensed Consolidated Statements of Cash Flows for the nine months periods ended
                   September 30, 2003 and 2002                                                         - F-4 -

         -        Notes To Condensed Consolidated Financial Statements as of September 30, 2003 and
                   2002                                                                                - F-5 -

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
     CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002
                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                                                     2003         2002
                                                                                   ---------    ---------
ASSETS

  CURRENT ASSETS

    Cash and cash equivalents                                                      $  15,089    $   9,703
    Restricted cash                                                                    8,023        2,036
    Investments                                                                        1,542          840
    Accounts receivable, net                                                           6,096        6,756
    Due from affiliates                                                                7,700       12,102
    Inventories                                                                        1,388        1,558
    Prepaid expenses                                                                   5,031        4,485
    Other receivables                                                                  4,601        7,427
                                                                                   ---------    ---------
    Total current assets                                                              49,470       44,907
                                                                                   ---------    ---------
  NONCURRENT ASSETS

    Dry Dock                                                                           6,143       10,762
    Other receivables                                                                  8,428        2,964
    Property and equipment, net                                                      121,965      137,275
    Investment in affiliates                                                          26,828       23,233
    Other assets                                                                       5,025        3,222
                                                                                   ---------    ---------
    Total noncurrent assets                                                          168,389      177,456
                                                                                   ---------    ---------
  Total assets                                                                     $ 217,859    $ 222,363
                                                                                   =========    =========
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable and accrued expenses                                          $   5,505    $   4,675
    Due to affiliates                                                                  1,663          521
    Other financial payables (note 3)                                                 14,559       17,591
    Other payables                                                                       732          311
                                                                                   ---------    ---------
    Total current liabilities                                                         22,459       23,098
                                                                                   ---------    ---------
  NONCURRENT LIABILITIES

    Long-term debt , net of current portion (note 3)                                 135,000      135,000
    Other financial payable, net of current portion (note 3)                          18,205       22,305
                                                                                   ---------    ---------
    Total noncurrent liabilities                                                     153,205      157,305
                                                                                   ---------    ---------
  Total liabilities                                                                $ 175,664    $ 180,403
                                                                                   ---------    ---------
  MINORITY INTERESTS                                                                  13,979        3,328

  STOCKHOLDERS' EQUITY
    Common stock,  $.01 par value,  2,134,451 shares authorized and issued                21           21
    (note 5)
    Paid-in capital                                                                   68,884       68,346
    Treasury stock (note 5)                                                          (20,333)     (20,333)
    Retained earnings                                                                (20,356)      (9,402)
                                                                                   ---------    ---------
    Total stockholders' equity                                                     $  28,216    $  38,632
                                                                                   ---------    ---------
  Total liabilities, minority interest and stockholders' equity                    $ 217,859    $ 222,363
                                                                                   =========    =========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollar)

                                                             2003        2002
                                                           --------    --------

REVENUES

    Freight revenues                                       $ 22,013    $ 16,831
    Freight revenues from related parties                        81         991
    Hire revenues                                            24,709      29,714
    Hire revenues from related parties                        8,773       7,406
                                                           --------    --------
    Total revenues                                           55,576      54,942
                                                           --------    --------
OPERATING EXPENSES

    Voyage expenses                                         (10,387)     (6,999)
    Running costs                                           (22,201)    (20,179)
    Amortization of Dry dock expenses                        (5,774)     (6,734)
    Depreciation of property and equipment                  (11,863)    (12,494)
    Management fees to related parties                       (2,211)     (2,522)
    Special exchange differences                                -        (2,704)
    Administrative expenses                                  (2,952)     (2,390)
                                                           --------    --------
    Total operating expenses                                (55,388)    (54,022)
                                                           --------    --------
  Operating profit                                              188         920
                                                           ========    ========
OTHER INCOME (EXPENSES)

    Financial expense                                       (12,006)    (12,430)
    Financial income                                            182         257
    Investment in subsidiaries                                4,214         722
    Other income, net                                         1,361         971
                                                           --------    --------
    Total other expenses                                     (6,249)    (10,480)
                                                           --------    --------
  (Loss) income before tax on minimum presumed income        (6,061)     (9,560)
   and minority interest

    Tax on minimum presumed income                             (139)       (183)
    Minority interest                                          (672)        (28)
                                                           --------    --------
  Net (loss) income for the period                         $ (6,872)   $ (9,771)
                                                           ========    ========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


             CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


                                           Common         Paid-in       Treasury        Retained          Total           Total
               Balances                    stock          capital         Stock         earnings          2003            2002
--------------------------------------- ------------- ------------------------------ ---------------- --------------  -------------
At beginning of year                            21          68,884        (20,333)       (13,484)             35,088        47,838

-  Increase capital                              -               -              -              -                   -           565
-  Net (loss) income for the period              -               -              -         (6,872)             (6,872)       (9,771)
                                        -----------     -----------    -----------    -----------         -----------    ----------
At end of period 2003                   $       21      $   68,884     $  (20,333)    $  (20,356)         $   28,216
                                        ===========     ===========    ===========    ===========         ===========
At end of period 2002                   $       21      $   68,346     $  (20,333)    $   (9,402)                        $  38,632
                                        ===========     ===========    ===========    ===========                        ==========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                                                2003        2002
                                                                              --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss) income for the period                                             (6,872)     (9,771)
   Adjustments to reconcile net (loss) income to cash provided by (used in)
   operating activities:
     Depreciation of property and equipment                                     11,863      12,494
     Amortization of dry dock expenses                                           5,774       6,734
     Note issuance expenses amortization                                           439         438
     Accrued interest                                                            3,573       3,709
     Net income from investment in affiliate                                    (4,357)       (722)
     Loss (income) from property and equipment sale                               (751)      1,576
    Changes in assets and liabilities, net:
       (Increase) decrease in assets:
          Accounts receivable                                                    1,548       4,208
          Due from affiliates                                                    5,545       6,188
          Receivable from shareholders                                             -           -
          Inventories                                                              204         (45)
          Prepaid expenses                                                      (1,732)       (691)
          Other receivables                                                     (2,558)        173
          Other assets                                                            (947)          8
        Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                                    476         824
          Due to affiliates                                                      1,396      (7,745)
          Other payables                                                            (2)        135
                                                                              --------    --------
           Net cash provided by operating activities                            13,599      17,513
                                                                              --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property and equipment purchase                                              (4,959)    (16,695)
   Investment in affiliate                                                          (4)        -
   Other receivables from sales in leasing                                         -           -
   Increase in current investments                                              (1,272)       (648)
   Dry dock expenses                                                            (3,060)     (5,805)
   Sales of property and equipment                                               6,679       1,867
                                                                              --------    --------
           Net cash used in investing activities                                (2,616)    (21,281)
                                                                              --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from (repayment of) Short-term financial payables                     196       5,742
    Minority interest in equity of subsidiary                                    5,547       3,328
    Increase in paid in capital                                                    -           565
    Increase restricted cash - time deposits                                    (6,360)     (2,036)
                                                                              --------    --------
                 Net cash used in financing activities                            (617)      7,599
                                                                              --------    --------
   Net increase in cash and cash equivalents                                    10,366       3,831

   Cash and cash equivalents at the beginning of year                            4,723       5,872
                                                                              --------    --------
   Cash and cash equivalents at the end of period                             $ 15,089    $  9,703
                                                                              ========    ========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


1.   BASIS OF PRESENTATION

     The condensed consolidated financial statements for the nine months periods ended September 30, 2003 and 2002, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

2.   SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

     On June 28, 2001, the Company issued 138,443 new shares for 5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2004.

3.   LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

     On March 30, 1998, the Company successfully completed its offering of 135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). In accordance with the terms provided in such Offering, the Notes to be issued are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgage on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

     As of September 30, 2003, the Company's noncurrent portion of long-term debt amounts to 135,000. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling 7,088 is accrued in other financial payables.

     The balances of financial payables as of September 30, 2003 and 2002 are as follows:

                                                            Nominal value
                                                        --------------------
                     Financial institution  Agreement                            Accrued
                            / other            year     Current    Noncurrent    expenses     Total    Average rate
                    --------------------------------------------- ------------------------- -------------------------
Total 2002                                               10,307      157,305       7,284       174,896
                                                         ======      =======       =====       =======
Ultrapetrol Bahamas Private Investors (Notes)  1998           -      135,000       7,088       142,088    10.5%
Ultrapetrol Bahamas S.I.I.                     2000           -            -           -             -    10.5%
Majestic            Allfirst Bank              2001       1,200        6,600           -         7,800 Libor + 1.5%
Kattegat            Nedship Bank               2000       1,000        4,250           5         5,254 Libor + 1.25%
Majestic            Allfirst Bank              2000       2,000            -           -         2,000 Libor + 1.75%
Stanmore            Allfirst Bank              2000         500            -           -           500 Libor + 2%
Braddock            Credit Agricole Indosuez   2002       2,574        7,355          70         9,999 Libor + 1,5%
UPOffshore Apoio    IFC                        2002           -            -          89            89
UPOffshore (Panama) IFC                        2002           -            -          33            33
                                                          -----       -------        -----      -------
Total 2003                                                7,274       153,205        7,285      167,763
                                                          =====       =======        =====      =======

4.   PROPERTY AND EQUIPMENT

     On July, 2002, the Company purchased the Cape Pampas, a second hand capsize bulk carrier through its subsidiary, Braddock. The amount of the acquisition was financed by a mortgage loan agreement with Credit Agricole Indosuez.

     On August 26, 2002, the Company entered into a Memorandum of Agreement
     (MOA) through which it committed to sell its vessel Princess Fatima, to an unrelated company for 1,867, net of associated expenses. On September 19, 2002 the Company delivered the Princess Fatima pursuant to the MOA and received the purchase price.

     The proceeds from the sale of the Princess Fatima Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes. Subsequently, the Princess Sofia was bought with part of these proceeds and the remainder of the proceeds are included in restricted cash as of September 30, 2003.

     On March 11th, 2003 we entered into a Memorandum of Agreement, or MOA, under the standard format NSF 1993 to sell the Princess Sofia for a total price of $2.3 million. The vessel was delivered to its new owners on April 25th, 2003.

     On May 22th, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Veronica for a total price of $2.0 million. The vessel was delivered to its new owners on June 5th, 2003.

     The proceeds from the sale of the Princess Veronica and the Princess Sofia Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes.

     On August 11th, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Alianza G1 for a total price of $2.5 million. The vessel was delivered to its new owner on September 17th, 2003.

     The proceeds from the sale of the Alianza G1 Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes.

     Subsequently, from September to October 2003 a company, which is owned by Ultrapetrol, purchased 20 barges, which were renamed Iguazu Barges. The amount of the acquisition was about $ 1million. This amount was financed with part of the proceeds and the remainder of the proceeds included in restricted cash account.

5.   COMMON AND TREASURY STOCK

     Ultrapetrol Bahamas has an authorized capital of 21, and one class of shares of one series comprising 2,134,451 (2,065,760 paid-in and 68,691 not yet paid-in) as of September 30, 2002 and 2001 respectively, common shares with a par value of 0.01 each.

     In addition, as of September 30, 2003 the Company registered $20,332, in the Treasury Stock account, $20,000 of which corresponding to the amount payable to SII mentioned in note 2, and $332 to direct cost of acquisition.

6.   CLAIMS AGAINST THE COMPANY

     On February, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd. (a wholly owned subsidiary of the Company) seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. Also in February 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. The Valero and Ursa complaints seek damages in excess of 9 million. Noble has taken the position that the claims are overstated.

     In connection with the above complaints, the vessel was arrested. Security was posted by the vessel owners' protection and indemnity insurers in the amount of 11.2 million and the vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage. Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd, ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

     The Company's management and its legal counsel believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

7.   CLAIMS AGAINST INSURANCE COMPANIES

     As of September 30, 2003 and 2002, the "Other receivables" account includes 11,050 and 6,908, respectively, related to claims against insurance companies.

     Claims for 4,366 have been made by the Company against the insurance companies regarding the repair expenses incurred to date for damage to some vessels in 2003. The "Other net income" account for the period of nine months ended September 30, 2003, includes 1,563 related to claims for loss of income (business interruption) corresponding to the Princess Pia, Princess Eva and Alianza G1.

     On April 18, 2003, the Alianza G1 suffered an accident in her main engine while the vessel was in transit from Argentina to Chile. The vessel arrived in Talcahuano (Chile) and following the engine manufacturer recommendations proceeded to repair the engine. The vessel's crankshaft had been damaged and cracked but Sulzer considered that if cracks were only superficial the crankshaft could be repaired by grinding and polishing. Unfortunately, by May 30th the maximum allowance grinding of 7 mm. had been completed and the crack continued Further tests were carried out and it was determined that in one location the crack had a further depth of 12 mm. The engine manufacturers condemned the crankshaft and recommended that the vessel should replace the crankshaft by a new one in order to operate normally. This case resulted in total loss and the Company settled with its hull and machinery insurers for a total compensation of 1,900.

     The "Other net income" account for the period of nine months ended September 30, 2002, includes 530, 1,100, 450, 35 and 372 related to claims for loss of income (business interruption) corresponding to the Alianza G3, Princess Marisol, Princess Nadia, Princess Marina and Princess Pia respectively.

8.   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                            Nine months period
                                           ended, September 30
                                   -------------------------------------
                                        2003                 2002
                                   ----------------    -----------------

     -        Interest             $      7,787        $       8,291
     -        Income taxes                  149                   85


9.   SUPPLEMENTAL GUARANTOR INFORMATION

     The First Preferred Ship Mortgage Notes issued on March 30, 1998 described in note 3., are fully and unconditionally guaranteed by certain subsidiaries of the Company.

     The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol Argentina, Imperial, Cavalier, Regal, Baldwin, Tipton, Kingsway, Oceanview, Kingly, Sovereign, Monarch, Noble, Oceanpar and Parfina ("Subsidiary Guarantors").

     Supplemental combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                                 BALANCE SHEETS

                        AS OF SEPTEMBER 30, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                           2003           2002
                                                        ---------      ---------
ASSETS

    Current assets                                      $  21,301      $  27,000
    Noncurrent assets                                      86,975        102,692
                                                        ---------      ---------
  Total assets                                          $ 108,276      $ 129,692
                                                        =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities                                 $ 108,801      $ 114,988
    Stockholders' equity                                     (525)        14,704
                                                        ---------      ---------
  Total liabilities and stockholders' equity            $ 108,276      $ 129,692
                                                        =========      =========



              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                           STATEMENTS OF INCOME (LOSS)

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                             2003        2002
                                                           --------    --------

Freight revenues                                             22,521      17,419
Hire revenues                                                19,484      24,810
                                                           --------    --------
Total revenues                                               42,005      42,229

Operating expenses                                          (44,854)    (44,357)
                                                           --------    --------
Operating (loss) profit                                      (2,849)     (2,128)

Other expenses                                               (9,265)     (9,719)
                                                           --------    --------
(Loss) income before tax on minimum presumed income         (12,114)    (11,847)

Tax on minimum presumed income                                 (139)       (176)
                                                           --------    --------
Net (loss) income for the period                           $(12,253)   $(12,023)
                                                           ========    ========

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                            STATEMENTS OF CASH FLOWS

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

                                   (Unaudited)


                      (stated in thousands of U.S. dollars)

                                                                             2003        2002
                                                                           --------    --------
Net (loss) income for the period                                           $(12,253)   $(12,023)
Adjustments to reconcile net (loss) income to cash provided by (used in)
operating activities:
                                                                              7,255      16,516
                                                                           --------    --------
Net cash provided by operating activities                                    (4,998)      4,493

Net cash used in investing activities                                         4,866      (3,874)

Net cash provided by (used in) financing activities                             (33)         40
                                                                           --------    --------
Net increase (decrease) in cash and cash equivalents                           (165)        659

Cash and cash equivalents at the beginning of the year                          932         247
                                                                           --------    --------
Cash and cash equivalents at the end of the period                         $    767    $    906
                                                                           ========    ========

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  November 15, 2003              By: /s/ Felipe Menendez
                                          -------------------------------
                                       Felipe Menendez
                                       President